For immediate release

CINAR NAMED CANADIAN LICENSING AGENT FOR ARTHUR PRODUCTS

Montréal (Québec) Canada – January 23, 2003 – CINAR Corporation is the newly appointed Licensing Agent in Canada for all merchandise related to Arthur, the lovable TV aardvark created by the renowned author and illustrator Marc Brown.

Pamela Dixon, Vice-president Marketing and Licensing for Marc Brown Studios, comments, "CINAR is unquestionably the right company to expand the Arthur brand across Canada. As the producer of the TV series, CINAR brings unique insight into what Arthur means to young viewers, and into the kind of products that will appeal to them."

Arthur has generated a veritable plethora of consumer products bearing his image. Millions of books and videos are bought for, and cherished, by children in Canada and around the world.  Says Kelly Elwood, CINAR's Vice President, Marketing, "We're delighted to be the Licensing Agent in Canada for the Arthur brand. The Arthur TV show has been and will continue to be a fun and integral part of Canadian children's daily lives. Now we can bring the well loved Arthur experience even more to life for children through inspirational and educational toys and products."

At the January/03 Gift Show in Toronto, Danawares, Arthur's Canadian master toy licensee, will showcase an exciting line of friendly, lovable Arthur toys, marking the start of a whole new era of Arthur merchandise for Canadian youngsters.

Arthur was born twenty- five years ago when Marc Brown invented a bedtime story for his young son. The fanciful tale evolved into numerous best-selling Arthur books that to date, have racked up sales in excess of $30 million.

The Arthur television series is one of the all-time most popular kids' TV series. Produced by WGBH/Boston and CINAR, each script is written with great care by a team of talented writers and then brought to life, using thousands of colorful, animated pictures.

The show is broadcast across Canada on CBC as well as on TVO. In French, it is aired on Radio-Quebec.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.  CINAR’s web site is www.cinar.com.

For more information, we invite you to contact the following:

Kelly Elwood, Vice-president, Marketing, CINAR: kelwood@cinar.com

Christina Sklavenitis, Licensing Manager, CINAR: cklavenitis@cinar.com

Andree Poitras, Product Manager, Danawares: andree@danawares.com